DREYFUS INVESTMENT GRADE BOND FUNDS, INC.

                                 Rule 18f-3 Plan

            Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

            The Board of Dreyfus Investment Grade Bond Funds, Inc. (the "Company"), including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), which desires to offer multiple classes with respect to each series of the Company listed on Schedule A attached hereto (each, a "Fund"), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

            1. Class Designation: Fund shares shall be divided into Institutional shares and Investor shares.

            2. Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to Investor shares pursuant to a Shareholder Services Plan.

            3. Differences in Distribution Arrangements: Institutional Shares and Investor shares shall be offered at net asset value. Neither Class shall be subject to any front-end or contingent sales charges.

            Institutional shares shall be offered to investors who maintain a minimum Fund account balance of $1 million. Institutional shares held by investors who do not maintain a minimum Fund account balance of $1 million will convert to Investor shares of the Fund upon 45 days' prior notice to the investor.

           4. Expense Allocation. The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under Shareholder Services Plan; (b) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; (c) litigation or other legal expenses relating solely to a specific Class; and (d) fees and expenses of an administration that are identified and approved by the Company's Board as being attributable to a specific Class.
Dated:  May 3, 2001








                                   SCHEDULE A

Name of Fund

Dreyfus Intermediate Term Income Fund